EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 29, 2018, relating to the consolidated financial statements and financial statement schedules of Citizens, Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in the Annual Report on Form 10-K of Citizens, Inc. for the year ended December 31, 2017, and to the reference to us under the heading “Named Experts and Counsel” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Austin, Texas

November 16, 2018